UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS TEMPORARY SUSPENSION OF STEELMAKING FACILITIES IN ROMANIA AND
UKRAINE

Moscow, Russia – November 23, 2012 –  Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports temporary halting of production at
Donetsk Electrometallurgical Plant (DEMZ), which is part of Mechel’s steel division, and the schedule for temporary suspension of production at the group’s
Romanian steelmaking facilities that are part of Mechel’s Eastern European Steel
Division, in both cases due to unfavorable conditions on markets of raw materials and finished steel products.
Due to unfavorable prices in European steel markets linked to rising ferrous scrap prices and weak demand for finished products, production at Mechel’s
Romanian steelmaking facilities is being temporarily halted. The decision was made in order to cut costs and synchronize production with market demands. The decision was partly helped by the fact that Romanian plants have already completed their production plans for the year.
Starting on November 21 and 22, electric smelting facilities at Mechel
Targoviste and Ductil Steel Otelu Rosu respectively were temporarily halted.
Rolling production at Mechel Targoviste will also be temporarily suspended starting November 27 once production plans are met, and starting December 15, rolling and hardware production is planned to be temporarily halted at Ductil
Steel Buzau, Laminorul Braila and Mechel Campia Turzii.
Production at Donetsk Electrometallurgical Plant has been temporarily suspended due to rising production costs and reduced profitability linked to a steady increase in prices for the plant’s primary raw material — ferrous scrap — as
Ukraine’s steelmakers are making seasonal stock pile-ups.
While production at these steelmaking facilities is temporarily suspended, all necessary measures will be undertaken to retain the affected facilities’
operational capability and to conduct maintenance works in winter. All employees involved in those works will be paid their full salary. In order to preserve jobs, the remaining personnel that are not involved in the scheduled works will be either paid for idle time or placed on leave, according to labor law.
Temporary suspension of production facilities will not affect sales volumes. All contractual supplies will be made from warehouses as normal.
The company is closely monitoring market conditions, so that once they normalize, production could promptly resume.
The expected economic effect from the temporary suspension of production will enable the plants to use their financial resources more efficiently while demand for finished products is low and scrap prices are high. It will enable them to minimize financial risks and ensure protection for the company’s long-term interests in the steelmaking sphere.

***
Mechel OAO
Pavel Taran
Tel: + 7 495 221-88-88
pavel.taran@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 23, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO